

15049586

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 67016

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/14___ AND ENDING ___12/31/14___
                             MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Pragma Securities, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

1370 Broadway, 10th Floor
_____
(No. and Street)

New York	New York	10018
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Salvatore Giardina   917-484-8307
                                                                (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

     CohnReznick LLP
_____
(Name – *if individual, state last, first, middle name*)

1212 Avenue of the Americas	New York	New York	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☐ Certified Public Accountant

☒ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

RECEIVED MAR 0 2 2015

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)



OATH OR AFFIRMATION

I, __Salvatore Giardina_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___Pragma Securities, LLC_____ , as of __December 31_____, 20_14_____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____   _____
                                                                                                Signature

                                                                                    Chief Financial Officer
                                                                        _____
                                                                                                   Title

__Notary Public__

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent Auditors' Report on internal accounting control.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Pragma Securities LLC
(A Limited Liability Company)

Report on Statement of Financial Condition
and Report of Independent Registered
Public Accounting Firm

December 31, 2014



PRAGMA SECURITIES LLC

Index

Facing Page


Report of Independent Registered Public Accounting Firm

To the Member
Pragma Securities LLC

We have audited the accompanying statement of financial condition of Pragma Securities LLC, a limited liability company (the "Company"), and a wholly-owned subsidiary of Pragma Weeden Holdings, LLC, as of December 31, 2014, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement. The Company's management is responsible for this financial statement. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial condition of Pragma Securities LLC as of December 31, 2014 in accordance with accounting principles generally accepted in the United States of America.

CohnReznick LLP

New York, New York
February 27, 2015

PRAGMA SECURITIES LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

ASSETS

Cash and cash equivalents	$8,378,915
Due from customers	1,583,429
Due from affiliate	97,775
Fixed assets, net	1,919,091
Capitalized software, net	2,694,851
Restricted cash	395,155
Prepaid expenses and other assets	387,057
Total	$15,456,273

LIABILITIES AND MEMBER'S EQUITY

Liabilities:	
Accrued compensation	$2,052,561
Due to Parent and affiliate	401,587
Accrued expenses and other liabilities	547,837
Deferred rent	1,243,960
Total	4,245,945
Commitments	
Member's equity	11,210,328
Total	$15,456,273

See Notes to Statement of Financial Condition.

3

PRAGMA SECURITIES LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION

Note 1 - Organization and nature of business:

Pragma Securities LLC (the "Company"), a New York Limited Liability Company, is a broker-dealer in securities registered with the Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and Securities Investors Protection Corporation.

The Company is a wholly-owned subsidiary of Pragma Weeden Holdings LLC ("PWH" or the "Parent"). The majority owners of the Parent are Weeden Investors, L.P. ("WILP") and Pragma Group Investors LLC ("PGI").

The Company provides algorithmic trading services in exchange for commissions and fees to institutional clients, other broker-dealers and securities exchanges.

The majority of the Company's commission revenues are from a commission-sharing arrangement with Weeden & Co., L.P. ("Weeden"), a 99%-owned subsidiary of WILP. Under this agreement, the Company provides algorithmic trading services to Weeden in exchange for the net commission profits earned by Weeden for its customers' usage of the Company's algorithmic trading services. The Company also provides algorithmic trading services to Weeden for its proprietary use, on a per-share basis.

Note 2 - Significant accounting policies:

Cash and cash equivalents:

Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents. The Company considers all highly liquid debt instruments with a maturity of three months or less when purchased to be cash equivalents. The Company maintains its cash and cash equivalents with high-credit quality financial institutions. At times, such amounts may exceed federally-insured limits.

Fixed assets:

Fixed assets are stated at cost, less accumulated depreciation and amortization. Depreciation of computer equipment, furniture, fixtures, equipment and computer software is provided on the straight-line method over the estimated useful lives of the related assets, which are approximately three to five years. Leasehold improvements are amortized on a straight-line basis over the lease term. Maintenance and repairs are charged to expense as incurred and improvements that extend asset lives are capitalized.

4

Note 2 - Significant accounting policies (continued):
Capitalized software:

Substantially all of the Company's computer software is for internal use, as defined. The Company accounts for costs incurred in connection with the development of software in accordance with guidance on accounting for the costs of computer software developed for internal use, as prescribed by accounting principles generally accepted in the United States of America ("GAAP").

The Company capitalizes compensation costs incurred during the application development stage of internally-developed software or incurred in order to modify such software solely to meet the Company's internal needs. The costs of upgrades and enhancements to the Company's software are also capitalized if it is probable that those expenditures will result in additional functionality. Related research and development costs are charged to expense as incurred. In addition, during the software's development or modification, no substantive plan exists or is in the process of being developed to market the software externally. The Company amortizes capitalized software costs on a straight-line basis over a five-year period, which for accounting purposes, is the estimated economic life of the software.

Capitalized software costs are reviewed for potential impairment whenever events or circumstances indicate that their carrying amounts may not be recoverable. During the year ended December 31, 2014, management determined that no impairment adjustment related to these capitalized costs was necessary.

Deferred rent:

The Company recognizes rent expense for operating leases on a straight-line basis (including the effect of reduced or free rent and other lease incentives such as construction cost reimbursements, and contractually obligated rent escalations) over the lease terms.

Use of estimates:

The preparation of these financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue recognition:

Commission income and related clearing expenses are recorded on a trade-date basis.

PRAGMA SECURITIES LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION

Note 2 - Significant accounting policies (concluded):

Stock-based compensation:

Under the Parent's PWH Membership Interest Option Plan (the "PWH Plan") Company employees, directors and consultants may be granted options to purchase PWH Class B Units. The options are only exercisable if there is a liquidity event, as defined. The options terminate based on the terms of the plan and each optionholder's option agreement, which is generally upon or subsequent to the termination of an optionholder's employment. Unless there is certainty of a liquidity event in the near future, there is no compensation expense recorded upon the issuance of these options.

Income taxes:

The Company is a limited liability company and, as such, is treated as a partnership for income tax purposes. Accordingly, the income of the Company is taxable to its ultimate members based on their respective percentage ownerships of the Company. In addition, the Company files a New York City unincorporated business tax ("UBT") return. The Company files consolidated/combined federal and state and UBT income tax returns with the Parent. For accounting purposes, the UBT expense, as calculated using the various allocation factors, is pushed down to the Company as it is PWH's primary operating entity. Deferred income taxes are not material.

The Company has no unrecognized tax benefits at December 31, 2014. The Company's federal, and state income tax returns prior to fiscal year 2011 are closed and the Company's management continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings.

The Parent is currently undergoing an UBT examination for tax years 2009 through 2013 and as such has consented to extend the statute of limitations for tax years 2009 through 2011 to October 30, 2015. During the year ended December 31, 2014, the Parent accrued a UBT liability of $300,000 relating to this UBT examination.

The Company recognizes interest and penalties associated with uncertain tax positions as part of the income tax provision and if applicable, includes accrued interest and penalties with the related tax liability in the statement of financial condition.

Subsequent events:

The Company has evaluated subsequent events through February 27, 2015, which is the date the financial statement was issued.

PRAGMA SECURITIES LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION

Note 3 - Due from customers:

Due from customers represents commissions receivable from brokers, hedge funds, and securities exchanges relating to the use of the Company's algorithmic trading software. Due from customers is stated at the amount that management expects to collect on the outstanding balances. Approximately 89% of Due from customers at December 31, 2014 was from five customers. The Company's management determines an allowance for doubtful accounts based on its assessment of the collectability of individual accounts. The Company considers factors such as historical experience, credit quality, age of balances and current economic conditions that may affect collectability in determining the allowance for doubtful accounts. Based on the review of the individual customer balances included in Due from customers as of December 31, 2014, management determined that an allowance for doubtful accounts is not necessary.

The Company had a License Agreement with its sublandlord of its former New York City office, whereby the Company subleased a portion of its office to the sublandlord. This License Agreement terminated in March 2014. As of December 31, 2014, there was no outstanding receivable from the sublandlord related to this License Agreement.

In 2013, the Company entered into a service agreement with one of its affiliates, whereby the Company provided certain workstations in its office to this affiliate. This service agreement terminated in March 2014. As of December 31, 2014, there was no outstanding receivable from the affiliate related to this service agreement.

Note 4 - Fixed assets:

At December 31, 2014, fixed assets are comprised of:

	Acquisition Value	Accumulated Depreciation and Amortization	Net Book Value
Computer equipment	$2,838,725	$2,401,589	$437,136
Computer software	275,793	244,841	30,952
Furniture, fixtures and equipment	279,751	101,928	177,823
Leasehold improvements	1,389,310	116,130	1,273,180
Totals	$4,783,579	$2,864,488	$1,919,091

Note 5 - Capitalized software:

At December 31, 2014, the Company has $6,519,361 of capitalized software, $1,234,630 of which was capitalized during the year ended December 31, 2014. Accumulated amortization of capitalized software as of December 31, 2014 is $3,824,510.

NOTES TO STATEMENT OF FINANCIAL CONDITION

Note 5 - Capitalized software (concluded):

Capitalized software consists of an allocation of compensation costs incurred for certain employees, for their services rendered during the application development stage of internally-developed software or to modify such software solely to meet the Company's internal needs. Compensation costs incurred in the preliminary project stage, as well as costs relating to training, data conversion and maintenance during the post-implementation/operation stage are expensed as incurred.

Note 6 - Financial statements with off-balance sheet risk:

The Company maintains cash in bank deposit accounts, which usually exceeds federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash.

Note 7 - Net capital requirement:

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1(the "Rule"), which requires the maintenance of minimum regulatory net capital and further requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15:1. In addition, the Rule also provides that equity capital may not be withdrawn or cash distributions paid if the resulting net capital ratio would exceed 10:1.

The Company has elected the alternative net capital method permitted by Rule 15c3-1, which requires the Company to maintain a minimum net capital of $250,000, but eliminates the need to calculate aggregate indebtedness. At December 31, 2014, the Company had regulatory net capital of $6,219,154, which was $5,969,154 in excess of its required minimum regulatory net capital of $250,000.

Note 8 - Related party transactions:

The Company has a commission-sharing agreement with Weeden. Under this agreement, the Company provides algorithmic trading services to Weeden in exchange for the net commission profits earned by Weeden for its customers' usage of the Company's algorithmic trading services. The Company also provides algorithmic trading services to Weeden for its proprietary use, on a per-share basis.

As of December 31, 2014, the Company has a receivable from Weeden in the amount of $97,775, which is reflected in Due from affiliate in the statement of financial condition.

The Company has engaged a consulting firm (the "Consultant") owned by one of PWH's directors to provide management and industry consulting services to the Company on a year-to-year basis. As of December 31, 2014, the Company had accrued fees payable to Consultant in the amount of $27,500, which is reflected in Due to Parent and affiliate in the statement of financial condition.

PRAGMA SECURITIES LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION

Note 8 - Related party transactions (concluded):

As of December 31, 2014, due to Parent consists of $74,087 related to the Company's portion of the UBT for 2014 and $300,000 in UBT relating to the Company's portion of the anticipated 2009-2013 UBT audit adjustment and are reflected in Due to Parent and affiliate in the statement of financial condition.

Note 9 - Commitments:

The Company is obligated under a non-cancelable lease agreement for its office space that expires on December 31, 2024. The lease has provisions for escalations based on specified increases in costs incurred by the landlord.

Minimum lease payments, exclusive of escalation charges, are as follows for years ending December 31:

2015	$	575,556
2016		602,698
2017		616,259
2018		630,125
2019		650,154
Thereafter		3,636,115
Total	$	6,710,907

To encourage the Company to enter into the lease for its new office in 2013, the landlord provided the Company with lease incentives including rent abatements and a construction allowance of $744,820 to build out the office space to the Company's specifications.

As of December 31, 2014, the difference between cash paid to the landlord and the amount recognized as rent expense on a straight-line basis, was $649,172 and is included in Deferred rent in the statement of financial condition. As of December 31, 2014, the Company's lease incentive obligation, which is comprised of $670,338 in requisitions submitted to the landlord relating to the construction allowance, net of accumulated amortization, was $594,788 and is also included in Deferred rent in the statement of financial condition.

At December 31, 2014, the Company has utilized a letter of credit in the amount of $391,904 which is collateralized by $395,155 in a bank savings account and reflected as Restricted cash on the statement of financial condition. This letter of credit is used as collateral for the lease for the Company's office space located in New York City.

Pursuant to the lease agreement, the Company is required to maintain a letter of credit facility in the amount of $391,904 through November 18, 2018, $293,928 through November 18, 2020, and $195,952 through January 31, 2025.

Note 10 - Employee equity and benefit plans:

Certain employees of the Company participate in the PGI Option Plan (the "PGI Plan") sponsored by PGI that provides for the granting of unit options to purchase membership interests in PGI to certain employees, directors and consultants, at its discretion.

The options issued under the PGI Plan had various vesting periods ranging from 26-48 months, expiring after the employee's termination date. The unit options were valued by PGI as of the date of grant, using the Black-Scholes formula, with a weighted-average volatility of 30.9% and a term of four years. During the year ended December 31, 2014, there were no options granted, forfeited or exercised. As of December 31, 2014, the PGI Plan had 1,000 unit options outstanding, each with an exercise price of $132.59, and all of which were exercisable. As of December 31, 2014, there are no non-vested costs. There were no options issued by PGI since 2007.

Effective January 1, 2013, PWH entered into an agreement, as amended, which provided certain of the Company's senior management employees the opportunity to purchase PWH Class A units at book value. PWH sold 218,000 Class A units, in total, to these employees at $3.60 per unit in exchange for promissory notes. The promissory notes provide for interest at the rate of 0.87% per annum and mature on December 31, 2021. Fifty percent of all profits distributions are withheld and applied against the outstanding accumulated loan interest and principal.

As of December 31, 2014, PWH had outstanding loans and accumulated interest of $607,657, which is fully collateralized by the employees' outstanding PWH Class A units. In addition, PWH has the right, but not the obligation, to repurchase these units from the employees after termination of their employment. This right is not effective until after a certain number of years as provided for in each agreement, as amended, ranging from 5 to 10 years, except if the termination is for cause (as defined), in which case the Company has the immediate right to repurchase the units. The redemption price per unit is equal to the book value of a Class A unit as of the effective date of termination. After reviewing the terms of the agreements with respect to Accounting Standards Codification ("ASC") No. 718, the Company's management concluded that the issuance of these Class A units is not compensatory. The balance of the employee's outstanding accumulated loan interest and principal, if any, must be deducted from the proceeds. In addition, the Company has the right to defer the payment of the proceeds to the terminated employee for up to six months, or even longer if the termination is for cause or if the Company needs to obtain regulatory approval for such distribution.

Certain employees of the Company participate in the PWH Plan, which provides for the granting of unit options to purchase membership interests in PWH to certain employees, directors and consultants, at its discretion. The PWH Plan also permits the Company to offer its employees, directors and consultants, the opportunity to purchase Class B units at a discount equal to 70% of the Class A book value.

PRAGMA SECURITIES LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION

Note 10 - Employee equity and benefit plans (continued):

Class B Units have no voting rights and collectively, share in one percent of the profits or losses of the Parent. Upon a liquidity event, as defined, Class B Units have the same profit participation rights, based on the aggregate number of outstanding Class A and Class B Units. In addition, Class B Units have a minimum holding period of six months. After reviewing the PWH Plan with respect to ASC No. 718, the Company's management concluded that the issuance of Class B units is not compensatory.

Option activity related to PWH Class B unit options and related information for the year ended December 31, 2014 is as follows:

	Number of Units	Weighted Average Exercise Price
Outstanding at December 31, 2013	132,290	$3.38
Granted	34,700	$3.83
Forfeited or expired	(14,087)	$3.49
Exercised	-	-
Outstanding at December 31, 2014	152,903	$3.48

The options issued under the PWH Plan are fully-vested upon grant and only exercisable if there is a liquidity event, as defined. The options only terminate upon the termination of an optionholder's employment based on the specific terms of the PWH Plan and each optionholder's agreement. Due to the uncertainty of a liquidity event in the near future, there was no compensation expense recorded relating to these options.

PWH Class B units sold by PWH to the Company's employees and consultants, and related information for the year ended December 31, 2014 is as follows:

	Number of Units	Weighted Average Price per unit
Outstanding at December 31, 2013	98,500	$1.00
Issued	-	-
Redeemed	(9,000)	$1.51
Outstanding at December 31, 2014	89,500	$1.00

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NOTES TO STATEMENT OF FINANCIAL CONDITION

Note 10 - Employee equity and benefit plans (concluded):

The Company participates in a defined contribution plan (the "PEO Plan") through a professional employer organization under which the Company outsources payroll, benefits and human resources administration for the benefit of the Company's employees.